Exhibit 99.1

Innoviz Technologies Reports Fourth Quarter and Full
Year 2021 Operational and Financial Results

TEL AVIV, Israel, March 2, 2022 – Innoviz Technologies (Nasdaq: INVZ) (“Innoviz” or the “Company”), a technology leader of high-performance, solid-state LiDAR sensors and perception software, today reported operational and financial results for the fourth quarter and full year ended December 31, 2021. Innoviz management updated its long-term guidance and future potential order book and provided operational updates on its commercial traction, technology leadership, and corporate development.

Management Commentary

“2021 was a transformative year for Innoviz. We reached a design freeze for our automotive product InnovizOne and are now working to complete production readiness to launch our customer program,” said Omer Keilaf, CEO and co-founder of Innoviz. “Entering the new year with five new pre-production programs as well as serial production programs at advanced stages of negotiations with several key car makers has put us on a trajectory for another successful year. We are well-positioned to execute on our plans and we have the needed resources. Our direct engagements, new products, and software solutions give us tremendous confidence in our ability to further capture market share in the automotive industry, continue to penetrate new markets, and solidify our position as a leading LiDAR provider for the automotive industry and beyond.”

Commercial Traction

•
To date Innoviz secured eight pre-production programs, five of which are listed below. These programs are with leading car makers and other diverse technology-backed companies for a variety of new use cases. This strong momentum, together with Innoviz’s ability to serve overlapping customers’ needs, positions Innoviz for success in commercial negotiations.

•	Innoviz has increased its forward-looking order book from $2.4B to $2.6B, to reflect the expansion of the shuttle program through the use of more LiDARs per shuttle.

•
While Innoviz is extensively engaged with key customers in the L2-L3 automotive segment, the Company also expanded its product portfolio with the introduction of Innoviz360, an HD resolution, long range and low-cost surround LiDAR. Innoviz360 will support newly received RFQs for L4 and is a step to expand Innoviz’s presence in the non-automotive space.

•	The most recent five pre-production agreements are as follows:

o
Obayashi Corporation, a major Japanese construction company, selected Innoviz’s LiDAR for the new automated tower crane system Obayashi developed as part of its recently announced autonomous solutions for excavation equipment and the construction of concrete dams and backhoe loaders. Innoviz’s LiDAR enables the autonomous operation of Obayashi’s tower cranes, replacing manual crane operation and promoting safety and cost savings.

o
Twinner, a German-based vehicle scanner provider for remarketing and inspection purposes, began testing InnovizOne LiDAR with its Digital Twinn® platform to enhance the capabilities of its sophisticated vehicle scanner. InnovizOne LiDAR will provide a high-quality 360-degree view of the vehicle in order to better assess, inspect and evaluate a vehicle's condition.

o
InnovizOne was integrated at three different companies for unique applications: (1) in primary sensors of the AD platform of Whale Dynamics, a Chinese “full stack” L4 autonomous driving developer focused on AD and intelligent traffic applications, (2) for object and obstacle detection in pre-mapped areas by an Asian integrator across passenger and non-passenger programs, and (3) in autonomous crane systems of Syracuse, an Israel-based developer of a system augmenting tower cranes with autonomous operating capabilities.

Technology Leadership

•
Successfully demonstrated the first B samples of the automotive-grade InnovizTwo LiDAR sensor. InnovizTwo is offered directly to car makers and Tier 1 companies. With superior performance and reduced cost, InnovizTwo addresses the needs of the consumer car market to support affordable and safe Level 2 and Level 3 autonomy for a wide range of vehicles.

•
Developed and introduced Innoviz360, a new patent-pending HD LiDAR category with 10x the performance and significantly lower cost compared to existing solutions. Innoviz believes Innoviz360 will allow it to expand its market share beyond passenger cars and meet the needs of other use cases. Innoviz360 will be compatible with shuttles, robotaxis, and trucks in the automotive space (L4-L5) as well as additional non-automotive applications. Innoviz expects the 360 HD LiDAR samples to be available in the fourth quarter of 2022.

•
Released a Level 3 standardization white paper, established through the work of many years with several key vehicle manufacturers. The white paper is another industry milestone towards market consolidation and solidifying the LiDAR requirements for the automotive space.

•
While Innoviz is growing its product portfolio, it continues to strengthen its chipset through two new innovative components that will be available during 2023. An updated processing ASIC and a new detector chip will serve to support the existing and new products that Innoviz will develop.

•
Selected to participate in the prestigious LiDAR Sensor Standards Consortium led by fka GmbH, a Germany-based research and engineering services company with a history of leading similar automotive testing-standards efforts. The consortium aims to establish standardization, guidelines, and a testing framework for LiDARs to ensure safe autonomous vehicles. The consortium also includes several OEMs and Tier 1 suppliers.

•
Achieved compliance with automotive standard IATF 16949:2016. This standard is the most widely used quality management standard for the automotive industry and certifies that Innoviz has the process-oriented quality management systems to enable continued improvements, prevent defects, and reduce variation and waste in the supply chain. The International Automotive Task Force (IATF) is charged with providing improved quality products to automotive consumers worldwide and is composed of world-leading automotive manufacturers, including a key Innoviz partner, BMW.

Corporate Development

Increased employee headcount by 35 people in the fourth quarter of 2021, bringing the Company’s total number of employees to 404 at year-end. The increase in headcount was driven by the need to support current and potential programs and new product development. Approximately 70% of the Company’s employees are members of the Company’s research and development team.

Full Year 2021 Financial Results

In 2021 Innoviz successfully closed a business combination with a SPAC, which provided over $370 million in gross proceeds. Innoviz’s operating cash flow during 2021 was within its planned budget. At year-end, Innoviz maintained a high liquidity level consisting of $304 million in cash, short term deposits, and marketable securities, which enables the Company to execute its 2022 plans.

Revenues for 2021 were approximately $5.5 million, compared to $(9.4) million in 2020. InnovizOne-related revenues in 2021 were approximately $4.3 million, an increase of 28% compared to $3.3 million of InnovizOne-related revenues in 2020. The Company expects InnovizOne sales to continue to increase in 2022 and is also targeting to sell the first samples of InnovizTwo.

Operating expenses for 2021 were approximately $152.6 million, an increase from $66.2 million in 2020. Operating expenses in 2021 included approximately $64.7 million of stock-based compensation compared to $3.2 million of stock-based compensation in 2020. The increase in operating expenses was primarily due to increases in stock-based compensation and people-related expenses.

Research and development expenses for 2021 were approximately $93.3 million, an increase from $57.0 million in 2020. Research and development expenses in 2021 included approximately $25.5 million attributable to stock-based compensation compared to $2.6 million attributable to stock-based compensation in 2020.

Guidance

•
Innoviz management has increased its forward-looking order book to $2.6B, representing the cumulative projected future sales of hardware and perception software through 2030 based on current estimates of volumes and pricing. Innoviz is currently in negotiations with several automotive customers and expects to sign serial production agreements, which will increase its order book by at least 30% by the end of 2022.

•	Innoviz expects to secure ten pre-production programs during 2022.

Conference Call

Innoviz management will hold a conference call today, March 2, 2022, at 9:00 a.m. Eastern time (6:00 a.m. Pacific time) to discuss these results. The presentation will be followed by a question-and-answer session.

All are invited to listen to the event by registering in advance here.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz Technologies

Innoviz is a global leader in LiDAR technology, working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver, meeting the automotive industry's strict expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected both by an internationally-recognized premium vehicle brand for use in consumer vehicles and by other commercial and industrial leaders for a wide range of use cases. For more information, visit www.innoviz.tech.

Cautionary Note Regarding Forward-Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, customer acquisition, Innoviz’s forward-looking order book, Innoviz’s projected revenue, Innoviz’s future potential order book and other future financial and operational results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Innoviz's annual report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on April 21, 2021 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

Media Contact: Media@innoviz-tech.com

Investor Contact:

Maya Lustig
Innoviz Technologies
+972 54 677 8100
Maya.Lustig@innoviz-tech.com

Ed Trissel / Adam Pollack
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

- Tables to follow -

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Year Ended
	December 31,
	2021	2020
	(Unaudited)	(Audited)

Revenues	$5,466	$(9,364)
Cost of revenues	(10,488)	(6,407)
Gross loss	(5,022)	(15,771)
Operating expenses:
Research and development	$93,336	$57,029
Selling and marketing	23,735	5,430
General and administrative	35,560	3,753
Total operating expenses	152,631	66,212
Operating loss	(157,653)	(81,983)
Financial income, net	4,378	655
Loss before taxes on income	(153,275)	(81,328)
Taxes on income	(284)	(183)
Net loss	$(153,559)	$(81,511)
Basic and diluted net loss per ordinary share	$(1.54)	$(5.99)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	102,859,891	16,514,910

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2021	2020
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,640	$49,950
Short term deposits	230,483	-
Marketable securities	11,607	-
Short-term restricted cash	901	8
Trade receivables	513	2,506
Inventory	4,256	2,164
Prepaid expenses and other current assets	3,029	3,287
Total current assets	274,429	57,915
LONG-TERM ASSETS:
Marketable securities	38,289	-
Restricted deposits	-	864
Other long-term assets	-	537
Property and equipment, net	14,502	13,245
Total long-term assets	52,791	14,646
Total assets	$327,220	$72,561
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Trade payables	$5,764	$7,751
Advances from customers and deferred revenues	196	1,661
Employees and payroll accruals	8,997	5,528
Accrued expenses and other current liabilities	6,708	2,579
Short term loan and current maturities	-	275
Total current liabilities	21,665	17,794
LONG-TERM LIABILITIES:
Loan, net of current maturities	-	2,224
Long-term advances from customers and deferred revenues	4,517	3,473
Other long-term liabilities	597	-
Warrant liability	1,639	-
Total long-term liabilities	6,753	5,697
Convertible preferred shares	-	272,815
SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of no-par value	*-	*-
Additional paid-in capital	683,764	7,658
Accumulated deficit	(384,962)	(231,403)
Total shareholders' equity (deficit)	298,802	(223,745)
Total liabilities, convertible preferred shares and shareholders' equity (deficit)	$327,220	$72,561

   * Represents amount lower than $1

INNOVIZ TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
U.S. dollars in thousands

	Year Ended December 31,
	2021	2020
	(Unaudited)	(Audited)
Cash flows from operating activities:
Net loss	$(153,559)	$(81,511)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,960	2,661
Revaluation of warrant liabilities	(1,216)	-
Increase in accrued interest and exchange rate on short-term and long-term deposits	(436)	-
Amortization of premium, discount and accrued interest on marketable securities, net	104	-
Stock based compensation	64,736	3,196
Capital gain, net	(2,012)	(6)
Issuance of Preferred C-1 Shares to a customer	-	14,800
Interest and foreign exchange gain	(577)	(572)
Decrease (increase) in prepaid expenses and current assets	620	(1,296)
Decrease (increase) in accounts receivable	1,993	(1,485)
Increase in inventory	(2,092)	(823)
Increase (decrease) in trade payables	(1,997)	606
Increase (decrease) in accrued expenses and other liabilities	3,076	(820)
Increase in employees and payroll accruals	3,469	2,111
Increase (decrease) in advances from customers and deferred revenues	(421)	1,198
Net cash used in operating activities	(84,352)	(61,941)
Cash flows from investing activities:
Purchase of property and equipment	(3,784)	(5,120)
Proceeds from sales of property and equipment	-	47
Withdrawal of (investment in) short term deposits, net	(230,047)	34,720
Decrease (increase) in restricted deposits	56	(56)
Investment in marketable securities	(50,000)	-
Proceeds from sale of investee	2,178	-
Net cash provided by (used in) investing activities	(281,597)	29,591
Cash flows from financing activities:
Cash received from reverse capitalization, net of Issuance cost	122,220	-
Issue of ordinary shares, net of issuance cost	218,474	-
Proceeds from issuance of convertible preferred shares, net of issuance expenses	-	8,934
Proceeds from exercise of options	952	284
Repayment of loan	(2,638)	(277)
Net cash provided by financing activities	339,008	8,941
Effect of exchange rate changes on cash, cash equivalents and restricted cash	716	748
Decrease in cash, cash equivalents and restricted cash	(26,225)	(22,661)
Cash, cash equivalents and restricted cash at beginning of the period	50,766	73,427
Cash, cash equivalents and restricted cash at end of the period	$24,541	$50,766